UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

AIR T, INC.

(Name of Issuer)

Common Stock, $.25 par value

(Title of Class of Securities)

009207101

(CUSIP Number)

Farnam Street Partners, L.P.

FS Special Opportunities Fund I, L.P.

3033 Excelsior Boulevard, Suite 340

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒ .

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,313
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,313
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,602
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,602
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 388,915
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 388,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER 388,915
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER 388,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,642
	8	SHARED VOTING POWER 388,915
	9	SOLE DISPOSITIVE POWER 3,642
	10	SHARED DISPOSITIVE POWER 388,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101

Item 1.	Security and Issuer.

This Schedule 13D Amendment relates to shares of the Common Stock, $.25 par value, of Air T, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 5930 Balsom Ridge Road, Denver, North Carolina 28037.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”)

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS I Fund”)

●	Farnam Street Capital, Inc., a Minnesota corporation (“Farnam Capital”)

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

(b)        The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 340, Minneapolis, Minnesota 55416.

(c)        Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS I Fund was organized in April 2013. Farnam Fund and FS I Fund (collectively, the “Funds”) are private investment partnerships whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of the Funds, located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital. Mr. Cabillot has been a director of Air T, Inc. since November 3, 2016.

(d) - (e) During the last five years, neither the Funds, Farnam Capital, nor the principals of Farnam Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Funds are Minnesota limited partnerships. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by Farnam Capital are the investment proceeds of the Funds.

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Farnam Group were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Farnam Group makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. The Farnam Group may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

Except as set forth in this Item 4, the Farnam Group has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As stated in Item 2, Mr. Cabillot has been a non-employee director of the Company since November 3, 2016.

The Farnam Group intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

Item 5.	Interests in Securities of the Issuer.

(a)       Farnam Fund beneficially owns 350,313 shares of the outstanding Common Stock of the Issuer, representing approximately 12.0% of the Common Stock. FS I Fund beneficially owns 38,602 shares of the outstanding Common Stock of the Issuer, representing approximately 1.3% of the Common Stock. (All percentages are based upon 2,912,599 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2019.)

(b)        The Funds do not share voting and dispositive power with respect to any shares. Farnam Capital may be deemed to beneficially own the aggregate of 388,915 shares of the outstanding Common Stock of the Issuer held by the Funds by virtue of its right to vote and dispositive power, representing approximately 13.4% of the Common Stock.

Mr. Cabillot owns 7,500 shares and may be deemed to beneficially own an aggregate of 396,415 shares of the outstanding Common Stock of the Issuer held by the himself and the Funds by virtue of his right to share vote and dispositive power, representing approximately 13.6% of the Common Stock.

Mr. Haeg owns 3,642 shares and may be deemed to beneficially own an aggregate of 392,557 shares of the outstanding Common Stock of the Issuer held by the himself and the Funds by virtue of his right to share vote and dispositive power, representing approximately 13.5% of the Common Stock.

(c)        The Farnam Group has made the following purchases of the Issuer’s securities within the past 60 days:

	Date	No. of Shares	Price per share
Farnam Street Partners, L.P.	3/12/2020	799	$ 15.00
	3/16/2020	16,243	$ 12.22
	3/18/2020	11,996	$ 11.33
	3/19/2020	27,400	$ 11.23
	3/20/2020	174	$ 12.75

Peter Haeg	2/28/2020	3	$ 18.93
	3/2/2020	101	$ 18.50
	3/5/2020	13	$ 16.75
	3/5/2020	195	$ 17.08
	3/9/2020	30	$ 17.05
	3/12/2020	500	$ 15.25
	3/12/2020	1,500	$ 15.67
	3/12/2020	300	$ 15.86
	3/13/2020	1,000	$ 15.45

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Funds, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by the Funds and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to file jointly. Incorporated herein reference to Exhibit 1 filed with the Schedule 13D filed on November 8, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         March 30, 2020

FARNAM STREET PARTNERS, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES FUND I, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg